Nicole Watkins, CPA
Founder

Nicole graduated from the University of Northern Colorado and obtained her CPA license in the state of Colorado. She began her career with Deloitte, a big four accounting firm, specializing in public company audits, Sarbanes-Oxley work, process development and testing, and employee benefit plan audits.

Prior to starting Aliquam, Nicole served as the Financial Reporting Manager for a public company, playing a pivotal role in a successful Initial Public Offering (IPO). Additionally her responsibilities included preparation of financial statements for quarterly and annual SEC filing requirements, and assistance with audit coordination by the Company's independent auditors.

Nicole specializes in bookkeeping, financial reporting, stock option accounting and tracking, and process development (internal controls and month end processes).

Today, Nicole runs Aliquam which helps businesses simplify their accounting operations by offering professional services that help with financial projects, entire accounting processes, and consulting.